Exhibit 15.4

April 28, 2023

VIA EDGAR

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	LIZHI INC.
Submission under the Item 16I(a) of Form 20-F

Attn:	Division of Corporation Finance
Office of Technology

Dear Sir/Madam,

In compliance with the Holding Foreign Companies Accountable Act, LIZHI INC. (the “Company”) is submitting via EDGAR the following information as required under Item 16I(a) of Form 20-F.

For the immediately preceding annual financial statement period, the Company’s auditor, PricewaterhouseCoopers Zhong Tian LLP (a registered public accounting firm that The United States Public Company Accounting Oversight (PCAOB) Board was unable to inspect or investigate completely until December 2022 when the PCAOB vacated its previous determination) issued an audit report for the Company.

To the Company’s best knowledge and based on an examination of our register of members and public filings made by our shareholders, including among others, the Schedule 13G/A filed by Jinnan (Marco) Lai on February 14, 2023, the Company respectfully submits that it is not owned or controlled by a governmental entity in the foreign jurisdiction as of the date of this submission.

As of February 28, 2023, Voice Future Ltd, Matrix Partners China I Hong Kong Limited and Morningside China TMT Fund II, L.P. owns approximately 18.5%, 14.8% and 5.9% of the Company’s total outstanding shares, respectively. Based on an examination of the Company’s register of members and public filings made by the Company’s shareholders, no other shareholder owns more than 5% of the Company’s outstanding shares as of February 28, 2023. Voice Future Ltd is a company organized under the laws of the British Virgin Islands, which is 5% owned by VOICE WORLD Ltd, an entity controlled by Mr. Jinnan (Marco) Lai, and 95% owned by Voice Home Ltd. The entire interest of Voice Home Ltd is held by TMF (Cayman) Ltd. as trustee for a trust established by Mr. Jinnan (Marco) Lai as settlor for the benefit of beneficiaries designated by Mr. Jinnan (Marco) Lai. Matrix Partners China I Hong Kong Limited is a company organized under the laws of Hong Kong. Matrix Partners China I Hong Kong Limited is controlled by Matrix Partners China I, L.P., which holds 90.2% of the equity interest of Matrix Partners China I Hong Kong Limited. The remaining 9.8% of its equity interest is held by Matrix Partners China I-A, L.P. Both Matrix Partners China I, L.P. and Matrix Partners China I-A, L.P. are managed by Matrix China I GP, Ltd. Morningside China TMT Fund II, L.P. is an exempted limited partnership registered under the laws of the Cayman Islands. The general partner of Morningside China TMT Fund II, L.P. is Morningside China TMT GP II, L.P., whose general partner is TMT General Partner Ltd. TMT General Partner Ltd. is controlled by its board consisting of five individuals, Jianming Shi, Qin Liu, Gerald Lokchung Chan, Maria K. Lam and Makim Wai On Andrew Ma.

In addition, the Company is not aware of any governmental entity that is in possession of, direct or indirect, of the power to direct or cause the direction of the management and policies of the Company, whether through the ownership of voting securities, by contract, or otherwise.

Should any member of the Staff have any questions or comments regarding the Company’s submission set forth above, please do not hesitate to contact me by phone at (020) 8398-1267, or you may contact our outside legal counsel, Li He, Davis Polk & Wardwell, at (852) 2533-3306.

Very truly yours,
/s/ Jinnan (Marco) Lai
Name: Jinnan (Marco) Lai
Title: Chief Executive Officer, Director

cc:	Jinnan (Marco) Lai, Chief Executive Officer, Director Chengfang Lu, Acting Chief Financial Officer Li He, Davis Polk & Wardwell